FORM 6-K



                       Securities and Exchange Commission
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                JULY                                   2004
                                ----------------------------------  ------------
Commission File Number          000-23464
                                ----------------------------------  ------------

                                HUMMINGBIRD LTD.
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                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                           Form 40-F      X
                       ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                 No             X
              ------------------                       ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



     Document                                                         Page No.
     --------                                                         --------

         1.       News Release dated July 20, 2004 ("HUMMINGBIRD          4
                  REPORTS CONTINUED GROWTH IN SALES 4 AND EARNINGS
                  THIRD QUARTER")

                                                                    DOCUMENT 1

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                           [Hummingbird logo omitted]

                              FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------


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  HUMMINGBIRD REPORTS CONTINUED GROWTH IN SALES AND EARNINGS IN THIRD QUARTER

         Total Sales up by 16.9%; Hummingbird Enterprise Sales up 25.3%;
                            Adjusted EPS up by 38.5%

TORONTO - JULY 20, 2004 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today reported its unaudited consolidated results for the third quarter ended June 30, 2004. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


------------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                                        U.S. GAAP
(millions of U.S. dollars except share data)

                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                 JUNE 30                         JUNE 30
                                                          2004             2003            2004           2003

SALES                                                     56.2             48.1           160.9           139.2

NET INCOME                                                 2.4              1.4             3.1             5.2

DILUTED EARNINGS PER SHARE                                0.13             0.08            0.18            0.29

DILUTED NUMBER OF SHARES (MILLIONS)                       17.7             17.7            17.8            18.0

ADJUSTED NET INCOME (NOTE)                                 6.3              4.6            17.6            15.6

ADJUSTED DILUTED EARNINGS PER SHARE                       0.36             0.26            0.99            0.87

ADJUSTED DILUTED NUMBER OF SHARES (MILLIONS)              17.7             17.7            17.8            18.0


NOTE: ADJUSTED NET INCOME COMPRISES NET INCOME EXCLUDING AMORTIZATION OF INTANGIBLES, IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSE, AND DEFERRED INCOME TAX RATE ADJUSTMENTS ALL NET OF RELATED TAXES.

"The strong results posted in the third quarter validate the success of our strategy that focuses our efforts on the delivery of integrated content life cycle management solutions. The introduction of Hummingbird Enterprise 2004(TM) in the second quarter of fiscal 2004 is generating a growing pipeline and top line revenue growth," said Fred Sorkin, Chairman and Chief Executive Officer, Hummingbird, Ltd. "We are particularly pleased with the third quarter results and the growth in enterprise content management business. While we continue to consolidate our market leadership in legal and government verticals, we are encouraged by the accelerated growth of our business within the commercial market segment. We are seeing increased traction for Hummingbird Enterprise within the financial, energy and manufacturing sectors."



OPERATIONAL HIGHLIGHTS

In this quarter we met a number of key operational objectives, as follows:

         o Hummingbird generated accelerated momentum for its Contract Management solution through a combination of targeted marketing initiatives and sales programs resulting in a number of deals closed in the quarter.

         o Hummingbird is further capitalizing on its market leadership in the government sector with the delivery of solutions such as Correspondence Management, Agenda Management and Case Management. These solutions further extend opportunities within all levels of government and they incorporate high value packaging of Hummingbird Enterprise 2004 components.

         o Hummingbird has introduced a globally coordinated program that targets financial services solutions to banks and financial institutions. These solutions encompass Credit Management, Trust Administration, Risk Management, Investment Management and Claims Management. Our efforts to date are showing increased momentum and revenue from this segment.



AWARDS AND RECOGNITION

         o Gartner positioned Hummingbird in the Leaders Quadrant in its 2004 Smart Enterprise Suite (SES) Magic Quadrant. Our positioning in the Leaders Quadrant re-enforces our commitment to the market to deliver a highly integrated suite that empowers our customers to better manage their business content to achieve their business objectives. According to Gartner, vendors in the SES Leaders quadrant are considered to be "tracking market demands well and are prepared for the future. They have strong market visibility in multiple regions, consistent financial performance, well-integrated functionality, good customer support, and the most-comprehensive and most-scalable products."

         o Hummingbird won the prestigious 2004 Well-Connected Award from Network Computing magazine for its integrated document management solution. Hummingbird Enterprise DM was chosen by the editors as an outstanding technology product in the area of business applications. Hummingbird Enterprise was recognized for its superior document and records management capabilities that support compliance and e-mail management solutions.

         o KMWorld magazine chose Hummingbird Enterprise as a Trend Setting Product of 2004. This is the second year in a row that Hummingbird Enterprise has been recognized with this honor.

FINANCIAL HIGHLIGHTS

Sales for the quarter ended June 30, 2004 were $56.2 million representing a 16.9% increase from the quarter ended June 30, 2003, and sequential increase of 2.9% over the second quarter ended March 31, 2004. Hummingbird Enterprise revenues for the quarter were $39.0 million, a 25.3% increase from the same quarter last year.

Adjusted net income in the current quarter was $6.3 million, compared to $4.6 million in the third quarter of last year, up by 37.6%. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.36 compared to $0.26 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company's quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company's results. Adjusted net income is not a recognized measure under Canadian or U.S. GAAP and the Company's method of calculating adjusted net income may differ from and accordingly may not be comparable to similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income, determined in accordance with Canadian or U.S. GAAP, as an indicator of the Company's performance.

Expenses for the current quarter, excluding amortization of intangibles and in-process research and development expenses, increased to $40.0 million compared to $36.2 million for the third quarter of the previous fiscal year. This increase is primarily due to the inclusion of operating expenses of acquired companies that took place in the last fiscal year.

The third quarter of fiscal 2004 reported a net income of $2.4 million, compared to a net income of $1.4 million for the third quarter of last year. The diluted earnings per share of $0.13 in the current quarter compares to a diluted earnings per share of $0.08 for the third quarter of last year.

Sales for the nine months ended June 30, 2004 were $160.9 million, an increase of 15.6% over the previous year. Expenses, excluding amortization of intangibles, and in-process research and development expense increased by 12.2% to $115.2 million for the first nine months of fiscal 2004 compared to the prior year. Net income for the current nine month period was $3.1 million resulting in a diluted earnings per share of $0.18, compared to net income of $5.2 million and diluted earnings per share of $0.29 last year.

Adjusted net income for the current nine months was $17.6 million compared to $15.6 million for the nine months ended June 30, 2003. Adjusted diluted earnings per share for the current nine months, based on adjusted net income, was $0.99 compared to $0.87 for the prior year.

Total assets as at June 30, 2004 were $367.7 million, compared to $368.4 million as at March 31, 2004. The Company's cash position, including short-term investments, was $127.0 million as at June 30, 2004. Cash flow generated from operations for the current quarter was $12.1 million. Deferred revenue was higher at $67.3 million, up from $65.3 million as at March 31, 2004.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $1.9 million and diluted earnings per share of $0.10 for the quarter ended June 30, 2004, compared to a net income of $1.0 million and diluted earnings per share of $0.06 for the same period last year. For the current nine month period, the Company reported a net income of $1.4 million and a diluted earnings per share of $0.08, compared to a net income of $4.2 million and diluted earnings per share of $0.23 for the first nine months of fiscal 2003.



ABOUT HUMMINGBIRD

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1440 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


HUMMINGBIRD CONTACTS:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                  Tel: 416 496-2200 ext. 2263
Fax: 416 496-2207                            Fax: 416 496-2207

inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com



                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HUMMINGBIRD LTD.
                                       -----------------------------------------
                                                (Registrant)



Date:    August 3, 2004                By:     / s /  A. Barry Litwin
         -------------------------             ---------------------------------
                                                                   (Signature)
                                               A. Barry Litwin
                                               President